Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,					Six Months Ended June 30, 2013
	2008	2009	2010	2011	2012
Net income (loss)	$378,236	$(107,290)	$34,751	$110,497	$(40,252)	$40,132
Income tax expense (benefit)	1,939	(1,528)	(204)	1,188	84	604

Total earnings	380,175	(108,818)	34,547	111,685	(40,168)	40,736

Interest and other financing costs, net (a)	30,107	19,851	25,498	40,204	62,521	37,660
Realized losses on interest rate swaps (b)	2,916	13,115	11,087	3,257	5,469	—

Total fixed charges	$33,023	$32,966	$36,585	$43,461	$67,990	$37,660

Ratio of earnings to fixed charges	11.5x	(c)	0.9x	2.6x	(d)	1.1x

(a)	Includes interest associated with operating leases.

(b)	Excludes 2008 Lehman termination.

(c)	Earnings were inadequate to cover fixed charges by $141.8 million for the year ended December 31, 2009.

(d)	Earnings were inadequate to cover fixed charges by $108.4 million for the year ended December 31, 2012.